UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549

			      SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			    (Amendment No. __)*


		     ChinaCast Education Corporation
			     (Name of Issuer)

		 Common Stock, par value $0.0001 per share
			(Title of Class of Securities)

				 16946T109
			       (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 200
			Seattle, Washington 98102-3620
				(206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			      December 31, 2014
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











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Cusip No. 16946T109		Schedule 13-D			 Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				11,113,285  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				11,113,285  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,113,285

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.67%  (3)

14.	Type of Reporting Person
		PN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 11,113,285 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 49,020,291 shares of Common Stock outstanding as of November 6,
2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.


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Cusip No. 16946T109		Schedule 13-D			 Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				11,113,285  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				11,113,285  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,113,285

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.67%   (3)

14.	Type of Reporting Person
               IA



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 11,113,285 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 49,020,291 shares of Common Stock outstanding as of November 6,
2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.


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Cusip No.  16946T109		Schedule 13-D			 Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				11,113,285  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				11,113,285  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,113,285

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 11,113,285 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 49,020,291 shares of Common Stock outstanding as of November 6,
2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.


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Cusip No.  16946T109		Schedule 13-D			 Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				11,113,285  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				11,113,285  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,113,285

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 11,113,285 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 49,020,291 shares of Common Stock outstanding as of November 6,
2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.


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Cusip No.  16946T109		Schedule 13-D			 Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				11,113,285  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				11,113,285  (2)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	11,113,285

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	22.67%   (3)

14.	Type of Reporting Person
               IN



(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 11,113,285 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 49,020,291 shares of Common Stock outstanding as of November 6,
2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.


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Cusip No. 16946T109		Schedule 13-D			 Page 7 of 11


				EXPLANATORY NOTE

	This Schedule 13D relates to the Schedule 13G filed jointly by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission on February 15, 2014; as amended on June 10, 2014 with respect to the Common Stock (as defined in Item 1 below) of ChinaCast Education Corporation, a Chinese corporation (the "Company"). The Reporting Persons are filing this
Schedule 13D pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, which requires persons previously reporting on Schedule 13G to file a Schedule 13D when such persons' beneficial ownership equals or exceeds 20% of the class of equity securities.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.


Item 1.	   Security and Company

The class of equity securities to which this Schedule 13D relates is the Common Stock, par value $0.0001 per share (the "Shares") of the Company. The principal executive offices of the Company are located at 2000 Pudong Avenue, Room 505, Pudong, Shanghai, 200135, China.


Item 2.	   Identity and Background

	(a) This Schedule 13D is being filed jointly by Columbia Pacific Opportunity Fund, L.P. (the "Fund"), Columbia Pacific Advisors LLC (the "Adviser"), Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty (each a "Reporting Person" and collectively the "Reporting Persons").

	(b)  The business address of the Reporting Persons is:
		1910 Fairview Avenue East, Suite 200, Seattle, WA 98102.

	(c) Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio.

	(d) and (e):
	None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)  Citizenship:  The Fund is a Washington limited partnership; the Adviser is a Washington limited liability company; Alexander B. Washburn, Daniel R. Baty and Stanley L. Baty are U.S. citizens.



Item 3.	   Source and Amount of Funds or Other Consideration

	The Shares reported herein were purchased by the Fund using its working capital. No borrowed funds were used to purchase the Shares.




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Cusip No. 16946T109		Schedule 13-D			 Page 8 of 11


Item 4.	   Purpose of Transaction

	Through January 13, 2015, the last date the Reporting Persons acquired the Shares, the Reporting Persons acquired the Shares for passive investment purposes.



Item 5.	   Interest in Securities of the Company

	(a) As of January 13, 2015, the Reporting Persons may be deemed to beneficially own an aggregate of 11,113,285 Shares, which constitutes 22.67% of the 49,020,291 Shares outstanding as of November 6, 2011 as reported on the Company's Form 10-Q for the period ended September 30, 2011 as filed on November 9, 2011.

	(b) The Adviser has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 11,113,285 shares of Shares to which this filing relates. See also Items 7 through 10 of the cover pages to this
Schedule 13D with respect to this Item 5. Mr. Washburn, Mr. D. Baty and Mr. S. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund. Each of the Reporting Persons disclaims beneficial ownership over the securities reported herein except to the extent of such Reporting Persons' pecuniary interest therein.

	(c) The Reporting Persons on behalf of the Fund during the past 60 days had net purchases of 4,675,093 Shares with an aggregate purchase price of approximately $45,335 or $0.0097 per share. All transactions in the Shares were affected in unsolicited broker transactions in the open-market and are set forth in Schedule A.

	(d) Each person for whom the Adviser acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares purchased or held pursuant to such arrangements.

	(e)  Not applicable.



Item 6.	   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Not applicable.



Item 7.	   Material to Be Filed as Exhibits

	Not applicable










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Cusip No.  16946T109		Schedule 13-D			Page 9 of 11


				SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 14, 2015		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY




























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Cusip No.  16946T109		Schedule 13-D			Page 10 of 11


			   JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.




Dated:  January 14, 2015		COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.
				By:	Columbia Pacific Advisors, LLC
					General Partner

					/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title:	Managing Member


					COLUMBIA PACIFIC ADVISORS, LLC

				By:  	/s/ Alexander B. Washburn
				Name:	Alexander B. Washburn
				Title: 	Managing Member


					/s/ Alexander B. Washburn
					ALEXANDER B. WASHBURN


					/s/ Daniel R. Baty
					DANIEL R. BATY


					/s/ Stanley L. Baty
					STANLEY L. BATY


























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Cusip No.  16946T109		Schedule 13-D			Page 11 of 11


				 Schedule A

   OPEN MARKET TRANSACTIONS IN THE SHARES BY THE FUND IN THE PAST 60 DAYS

 Date			Fund	   Transaction		  Shares	Price
11/17/2014	Opportunity Fund	BUY		   25,000	0.02
11/18/2014	Opportunity Fund	BUY		  233,169	0.02
12/16/2014	Opportunity Fund	BUY		2,240,000	0.0081
12/17/2014	Opportunity Fund	BUY		  726,000	0.01
12/23/2014	Opportunity Fund	BUY		   50,000	0.01
12/31/2014	Opportunity Fund	BUY		1,355,400	0.01
01/13/2015	Opportunity Fund	BUY		   45,524	0.01